UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 243798 10 5

1.	Names of Reporting Persons:	I.R.S. Identification Nos. of above persons (entities only):

Malik Youyou

2.	Check the Appropriate Box If a Member of a Group

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization:

FRANCE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 166,650,247 (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 166,650,247(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

166,650,247 (1)

(1) Mr. Malik Youyou has served the Deep Well Oil & Gas, Inc. (the “Deep Well”) as director since August 20, 2008 and Vice Chairman since January 1, 2014. As of the date of this Schedule 13D Amendment No. 8, Mr. Youyou beneficially owns 166,650,247 shares of Deep Well’s common stock, of which 106,458,739 shares are held directly and 7,847,352 shares are held indirectly by Westline Enterprises Limited, a corporation 100% owned by Mr. Youyou. Mr. Youyou also presently holds directly exercisable warrants to acquire 51,844,156 shares of Deep Well’s common stock, and options to acquire 500,000 shares of Deep Well’s common stock. Assuming the issuance of 52,344,156 shares of Deep Well’s common stock, pursuant to the exercise of Mr. Youyou’s presently exercisable warrants and options, Mr. Youyou would beneficially own 59.15% of Deep Well’s outstanding common stock. As of the date of this Schedule 13D Amendment No. 8, Mr. Youyou had not exercised any of these currently outstanding warrants or options and without the exercise of Mr. Youyou’s outstanding warrants and options, Mr. Youyou has a 49.83% ownership of Deep Well’s issued and outstanding common stock.

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11):

59.15% (2)

(2) As of the date of this Schedule 13D Amendment No. 8, Deep Well has 229,374,605 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 166,650,247 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants and options to acquire an additional 52,344,156 shares of Deep Well’s common stock, Mr. Youyou would have 59.15% of the issued and outstanding common stock of the Deep Well. Mr. Youyou had not exercised any of these currently outstanding warrants or options As of the date of this Schedule 13D Amendment No. 8

14.	Type of Reporting Person:

IN

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This Amendment No. 8 amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC’) on March 18, 2008 and amended on July 1, 2008, August 19, 2008, November 20, 2008, November 23, 2010, November 10, 2011, December 12, 2012 and July 23, 2014 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 8 amends and restates in its entirety Item 1, 3, 5, 6 and 7 of the Original 13D.

ITEM 1.	SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at Suite 700, 10150 100 Street, Edmonton, Alberta T5J 0P6 Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Pursuant to a subscription agreement dated November 9, 2010, Deep Well Oil & Gas, Inc. (the “Company”) completed a private placement with Mr. Malik Youyou, a director of the Company, of which warrants were issued. Each warrant entitles the holder the option to purchase one common share at a price of $0.105 for a period of three years from the date of closing. On July 28, 2015, the Company’s Board approved that the expiry date of the warrants be extended from November 23, 2015 to November 23, 2016. In consideration for extending the expiry date of the warrants to November 23, 2016 the Company and Mr. Youyou agreed to reduce the number of warrants from 28,571,428 to 20,737,662 with the exercise price remaining the same as the original warrant and all other terms of the warrant remaining unchanged.

Pursuant to a subscription agreement dated November 23, 2012, the Company closed a private placement with Mr. Malik Youyou, a director of the Company, of which warrants were issued. Each warrant entitles the holder the option to purchase one common share at a price of $0.105 for a period of three years from the date of closing. On July 28, 2015, the Company’s Board approved that the expiry date of these warrants be extended from November 23, 2015 to November 23, 2016. In consideration for extending the expiry date of the warrants to November 23, 2016 the Company and Mr. Youyou agreed to reduce the number of warrants from 42,857,142 to 31,106,494 with the exercise price remaining the same as the original warrant and all other terms of the warrant remaining unchanged.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Youyou beneficially owns an aggregate of 166,650,247 shares (excluding his unvested stock options to purchase up to 400,000 shares of common stock of Deep Well) and after taking into effect Mr. Youyou’s decrease in his warrants as per his amendment warrant entered into by Deep Well, Mr. Youyou now has 59.15% of the issued and outstanding common stock of the Deep Well. As of the date of this Schedule 13D Amendment No. 8, Mr. Youyou has not exercised his right to acquire 52,344,156 common shares from the exercise of Mr. Youyou’s outstanding warrants and options.

(b) Currently, without the exercise of Mr. Youyou’s outstanding warrants or options, Mr. Youyou has the sole power to vote or dispose of 114,306,091 shares of common stock of Deep Well, which represents 49.83% of Deep Well’s issued and outstanding common stock as of the date of this Schedule 13D Amendment No. 8. Mr. Youyou currently has no right to vote his 51,844,156 warrants or his 900,000 vested and unvested stock options. Mr. Youyou will not acquire the right to vote or dispose of his warrant shares and option shares until such time as he exercises his warrants and options. The 51,844,156 warrants and 500,000 options are currently exercisable. Mr. Youyou has sole dispositive power as to the warrants and options and will acquire sole voting and dispositive power as to Deep Well’s common stock only upon exercise of his warrants and options

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(c) Since the last Schedule 13D Amendment No. 7 filed by Mr. Youyou on July 23, 2014 and up to Mr. Youyou’s last filed Form 4, Mr. Youyou’s ownership of Deep Well’s common stock decreased by 2.18%, after taking into effect Mr. Youyou’s amended warrants, as described above, which reduced his warrants from 71,428,570 to 51,844,156 common share purchase warrants and Mr. Youyou’s purchase of the following open market transactions which were purchased since his last filed Schedule 13D:

Transaction Date	Number of Shares Acquired	Price Per Share	Method of Transaction	Indirect (I) or Direct (D)
October 29, 2014	1,900	$0.20	Open Market Transaction	D
October 29, 2014	2,290	$0.19	Open Market Transaction	D
October 29, 2014	5,000	$0.19	Open Market Transaction	D
October 30, 2014	45,000	$0.20	Open Market Transaction	D
October 31, 2014	15,000	$0.20	Open Market Transaction	D
November 3, 2014	9,875	$0.20	Open Market Transaction	D
November 4, 2014	20,935	$0.20	Open Market Transaction	D
November 4, 2014	91,455	$0.20	Open Market Transaction	D
November 18, 2014	20,000	$0.20	Open Market Transaction	D
November 20, 2014	76,866	$0.20	Open Market Transaction	D
November 20, 2014	99,000	$0.20	Open Market Transaction	D
November 24, 2014	20,000	$0.20	Open Market Transaction	D
November 24, 2014	100,000	$0.20	Open Market Transaction	D
November 25, 2014	8,545	$0.20	Open Market Transaction	D
November 25, 2014	101,000	$0.20	Open Market Transaction	D
December 3, 2014	73,522	$0.20	Open Market Transaction	D
December 4, 2014	26,478	$0.20	Open Market Transaction	D
December 4, 2014	53,490	$0.20	Open Market Transaction	D
December 8, 2014	22,801	$0.20	Open Market Transaction	D
December 9, 2014	30,000	$0.20	Open Market Transaction	D
December 9, 2014	63,709	$0.20	Open Market Transaction	D
December 10, 2014	66,134	$0.20	Open Market Transaction	D
April 23, 2015	2,172	$0.10	Open Market Transaction	D
May 22, 2015	233,550	$0.10	Open Market Transaction	D
June 2, 2015	2,000	$0.10	Open Market Transaction	D
June 4, 2015	2,375	$0.10	Open Market Transaction	D
June 5, 2015	24,500	$0.10	Open Market Transaction	D
June 11, 2015	59,000	$0.10	Open Market Transaction	D
June 18, 2015	7,100	$0.10	Open Market Transaction	D

TOTAL	1,283,697

(d) No person is known to Youyou to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Deep Well beneficially held by Youyou.

(e) Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Youyou and any other person with respect to any securities of Deep Well.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Form of Subscription Agreement for private placement dated November 9, 2010 filed with Form 8-K on November 15, 2010 and incorporated herein by reference.

Exhibit 2	Form of Warrant dated November 9, 2010, filed with Form 8-K on November 15, 2010 and incorporated herein by reference.

Exhibit 3	Warrant #31 Amending Agreement, filed herewith.

Exhibit 4	Form of Subscription Agreement for private placement dated November 23, 2012, filed with Form 8-K on December 12, 2012 and incorporated herein by reference.

Exhibit 5	Form of Warrant dated November 23, 2012, filed with Form 8-K on December 12, 2012 and incorporated herein by reference.

Exhibit 6	Warrant #32 Amending Agreement, filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 07, 2015

/s/ Malik Youyou
Signature

Malik Youyou
Print name above

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT 3

AMENDING AGREEMENT No. 2

THIS AMENDMENT TO WARRANT CERTIFICATE #31 (this “Amendment”) is executed as of July 28, 2015 between Deep Well Oil & Gas, Inc. (the “Corporation”) and Mr. Malik Youyou. (collectively, the “Parties”).

RECITALS

WHEREAS pursuant to a certain warrant agreement dated November 9, 2010, by and among the Corporation and Mr. Malik Youyou (an insider of the Corporation “Mr. Youyou”), the Corporation issued a warrant certificate for an option to purchase up to an aggregate of 28,571,428 common shares of the Corporation’s common stock at a price of $0.105 USD per common share (“Warrant #31”);

AND WHEREAS pursuant to an amending agreement effective October 10, 2013, the Parties mutually agreed to extend the original expiry date of Warrant #31 to be November 23, 2015 (Amending Agreement #1);

AND WHEREAS the Parties desire to amend and extend the expiration date of the amended Warrant #31 from November 23, 2015 to November 23, 2016;

AND WHEREAS in consideration for extending the expiry date of Warrant #31 by one year, and as accepted on March 11, 2015 by Mr. Youyou, the Parties desire to reduce the number of the warrant shares outstanding represented in Warrant #31 from 28,571,428 to 20,737,662 shares of common stock of the Corporation so that the value of the warrant shares (at 10.5 Cents USD) has the same approximate value of the outstanding warrant shares in the same series as set by the valuation date of February 20, 2015;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties do hereby agree as follows:

1.            Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the original Warrant #31 except those Defined Terms that have been amended hereto.

2.            Amendments.

(a)          The definition of “Expiry Date” is Section 1.1(f) of the original Warrant #31 and as amended in Amending Agreement #1 is deleted in its entirety and replaced with the following:

“Expiry Date” means the November 23, 2016 unless modified in accordance with section 3.3 and 3.8;

(b)          The Parties hereby approve and accept the consideration for extending the expiry date of Warrant #31 to be November 23, 2016, by effectively reducing the number of the warrant shares outstanding represented in Warrant #31 from 28,571,428 to 20,737,662 shares of common stock of the Corporation.

3.            Entire Agreement; Ratification. This Amendment constitutes the entire agreement among the Parties with respect to the subject matter hereof. Except as expressly amended hereby, the terms of the original Warrant #31 are each hereby confirmed and ratified in all respects by the Parties hereto and remain in full force and effect.

4.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and any of their respective subsidiaries, affiliates, insurers, predecessors, successors, officers, directors, managers, employees, stockholders, members, agents, attorneys or assigns.

5.            Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

6.             Counterparts. This Amendment may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

7.            Necessary Action. Each party shall perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

DEEP WELL OIL & GAS, INC.

By:	/s/ Horst A. Schmid
Name: Dr. Horst A. Schmid Title: President & Chief Executive Officer

WARRANT HOLDER

By:	/s/ Malik Youyou
Name: Mr. Malik Youyou

EXHIBIT 6

AMENDING AGREEMENT No. 1

THIS AMENDMENT TO WARRANT CERTIFICATE #32 (this “Amendment”) is executed as of July 28, 2015 between Deep Well Oil & Gas, Inc. (the “Corporation”) and Mr. Malik Youyou. (collectively, the “Parties”).

RECITALS

WHEREAS pursuant to a certain warrant agreement dated November 23, 2012, by and among the Corporation and Mr. Malik Youyou (an insider of the Corporation “Mr. Youyou”), the Corporation issued a warrant certificate for an option to purchase up to an aggregate of 42,857,142 common shares of the Corporation’s common stock at a price of $0.105 USD per common share (“Warrant #32”);

AND WHEREAS the Parties desire to amend and extend the expiration date of Warrant #32 from November 23, 2015 to November 23, 2016;

AND WHEREAS in consideration for extending the expiry date of Warrant #32 by one year, and as accepted on March 11, 2015 by Mr. Youyou, the Parties desire to reduce the number of the warrant shares outstanding represented in Warrant #32 from 42,857,142 to 31,106,494 shares of common stock of the Corporation so that the value of the warrant shares (at 10.5 Cents USD) has the same approximate value of the outstanding warrant shares in the same series as set by the valuation date of February 20, 2015;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties do hereby agree as follows:

1.            Defined Terms. All capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the original Warrant #32 except those Defined Terms that have been amended hereto.

2.            Amendments.

(a)          The definition of “Expiry Date” is Section 1.1(f) of the original Warrant #32 is deleted in its entirety and replaced with the following:

“Expiry Date” means the November 23, 2016 unless modified in accordance with section 3.3 and 3.8;

(b)          The Parties hereby approve and accept the consideration for extending the expiry date of Warrant #32 to be November 23, 2016, by effectively reducing the number of the warrant shares outstanding represented in Warrant #32 from 42,857,142 to 31,106,494 shares of common stock of the Corporation.

3.            Entire Agreement; Ratification. This Amendment constitutes the entire agreement among the Parties with respect to the subject matter hereof. Except as expressly amended hereby, the terms of the original Warrant #32 are each hereby confirmed and ratified in all respects by the Parties hereto and remain in full force and effect.

4.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto, and any of their respective subsidiaries, affiliates, insurers, predecessors, successors, officers, directors, managers, employees, stockholders, members, agents, attorneys or assigns.

5.            Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

6.             Counterparts. This Amendment may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

7.            Necessary Action. Each party shall perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

DEEP WELL OIL & GAS, INC.

By:	/s/ Horst A. Schmid
Name: Dr. Horst A. Schmid Title: President & Chief Executive Officer

WARRANT HOLDER

By:	/s/ Malik Youyou
Name: Mr. Malik Youyou